Circle Energy, Inc.

8211 E. Regal Place

Tulsa, OK 74133

April 12, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Re: Circle Energy, Inc.

Request for Withdrawal Pursuant to Rule 477

Post-Effective Amendment No. 1 to

Registration Statement on Form S-1

Filed on April 10, 2023 (File No. 333-263384)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Circle Energy, Inc. (“we,” “us,” “our,” or the “Company”) hereby submits this letter to notify the Securities and Exchange Commission (the “Commission”) of our withdrawal of our Post-effective Amendment of our Registration Statement on Form S-1 (File No. 333-263384) (the “Post-effective Amendment”) filed on April 10, 2023, together with all exhibits filed thereto.

The Post-effective Amendment was incorrectly tagged as a S-1/A filing and should have been tagged as a POS AM filing instead. We will refile the Post-effective Amendment properly tagged following this withdrawal. As of the posting of this withdrawal, no securities have been issued or sold under the Post-effective Amendment.

Thank you for your assistance with this matter. If you have any questions or comments concerning this withdrawal, please call our legal counsel, Kyle T. Hampton at (801) 495-4104.

Very truly yours,

/s/ Lloyd T. Rochford
Lloyd T. Rochford, CEO